SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 30 June 2023

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 19 June 2023
99.2	Transaction in Own Shares dated 20 June 2023
99.3	Transaction in Own Shares dated 21 June 2023
99.4	Transaction in Own Shares dated 22 June 2023
99.5	Transaction in Own Shares dated 23 June 2023
99.6	Transaction in Own Shares dated 26 June 2023
99.7	Transaction in Own Shares dated 27 June 2023
99.8	Transaction in Own Shares dated 28 June 2023
99.9	Transaction in Own Shares dated 29 June 2023
99.10	Transaction in Own Shares dated 30 June 2023

Exhibit No: 99.1

19 June 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 16 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	16 June 2023

Aggregate number of ordinary shares purchased:	21,008

Lowest price paid per share:	£ 54.7400

Highest price paid per share:	£ 55.8000

Average price paid per share:	£ 55.1931

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 170,714,592 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0682D_1-2023-6-16.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 21,008 (ISIN: GB00BHJYC057)

Date of purchases: 16 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	21,008
Highest price paid (per ordinary share)	£ 55.8000
Lowest price paid (per ordinary share)	£ 54.7400
Volume weighted average price paid(per ordinary share)	£ 55.1931

Exhibit No: 99.2

20 June 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 19 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	19 June 2023

Aggregate number of ordinary shares purchased:	40,818

Lowest price paid per share:	£ 54.4600

Highest price paid per share:	£ 55.0600

Average price paid per share:	£ 54.6758

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 170,673,774 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2201D_1-2023-6-19.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 40,818 (ISIN: GB00BHJYC057)

Date of purchases: 19 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	40,818
Highest price paid (per ordinary share)	£ 55.0600
Lowest price paid (per ordinary share)	£ 54.4600
Volume weighted average price paid(per ordinary share)	£ 54.6758

Exhibit No: 99.3

21 June 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 20 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	20 June 2023

Aggregate number of ordinary shares purchased:	57,730

Lowest price paid per share:	£ 54.0000

Highest price paid per share:	£ 54.5000

Average price paid per share:	£ 54.1980

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 170,616,044 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3619D_1-2023-6-20.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 57,730 (ISIN: GB00BHJYC057)

Date of purchases: 20 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	57,730
Highest price paid (per ordinary share)	£ 54.5000
Lowest price paid (per ordinary share)	£ 54.0000
Volume weighted average price paid(per ordinary share)	£ 54.1980

Exhibit No: 99.4

22 June 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 21 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	21 June 2023

Aggregate number of ordinary shares purchased:	49,951

Lowest price paid per share:	£ 53.3200

Highest price paid per share:	£ 54.4400

Average price paid per share:	£ 53.6959

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 170,566,093 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5096D_1-2023-6-21.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 49,951 (ISIN: GB00BHJYC057)

Date of purchases: 21 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	49,951
Highest price paid (per ordinary share)	£ 54.4400
Lowest price paid (per ordinary share)	£ 53.3200
Volume weighted average price paid(per ordinary share)	£ 53.6959

Exhibit No: 99.5

23 June 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 22 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	22 June 2023

Aggregate number of ordinary shares purchased:	50,269

Lowest price paid per share:	£ 53.0600

Highest price paid per share:	£ 53.7600

Average price paid per share:	£ 53.5728

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 170,515,824 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6601D_1-2023-6-22.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 50,269 (ISIN: GB00BHJYC057)

Date of purchases: 22 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	50,269
Highest price paid (per ordinary share)	£ 53.7600
Lowest price paid (per ordinary share)	£ 53.0600
Volume weighted average price paid(per ordinary share)	£ 53.5728

Exhibit No: 99.6

26 June 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 23 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	23 June 2023

Aggregate number of ordinary shares purchased:	21,729

Lowest price paid per share:	£ 52.5400

Highest price paid per share:	£ 53.5200

Average price paid per share:	£ 52.9521

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 170,494,095 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8070D_1-2023-6-23.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 21,729 (ISIN: GB00BHJYC057)

Date of purchases: 23 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	21,729
Highest price paid (per ordinary share)	£ 53.5200
Lowest price paid (per ordinary share)	£ 52.5400
Volume weighted average price paid(per ordinary share)	£ 52.9521

Exhibit No: 99.7

27 June 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 26 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	26 June 2023

Aggregate number of ordinary shares purchased:	42,611

Lowest price paid per share:	£ 52.3600

Highest price paid per share:	£ 53.0000

Average price paid per share:	£ 52.6852

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 170,451,484 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9651D_1-2023-6-26.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 42,611 (ISIN: GB00BHJYC057)

Date of purchases: 26 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	42,611
Highest price paid (per ordinary share)	£ 53.0000
Lowest price paid (per ordinary share)	£ 52.3600
Volume weighted average price paid(per ordinary share)	£ 52.6852

Exhibit No: 99.8

28 June 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 27 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	27 June 2023

Aggregate number of ordinary shares purchased:	61,508

Lowest price paid per share:	£ 52.4200

Highest price paid per share:	£ 52.9800

Average price paid per share:	£ 52.7685

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 170,389,976 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1158E_1-2023-6-27.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 61,508 (ISIN: GB00BHJYC057)

Date of purchases: 27 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	61,508
Highest price paid (per ordinary share)	£ 52.9800
Lowest price paid (per ordinary share)	£ 52.4200
Volume weighted average price paid(per ordinary share)	£ 52.7685

Exhibit No: 99.9

29 June 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 28 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	28 June 2023

Aggregate number of ordinary shares purchased:	51,626

Lowest price paid per share:	£ 52.9800

Highest price paid per share:	£ 53.8000

Average price paid per share:	£ 53.5954

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 170,338,350 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2997E_1-2023-6-28.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 51,626 (ISIN: GB00BHJYC057)

Date of purchases: 28 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	51,626
Highest price paid (per ordinary share)	£ 53.8000
Lowest price paid (per ordinary share)	£ 52.9800
Volume weighted average price paid(per ordinary share)	£ 53.5954

Exhibit No: 99.10

30 June 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 29 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	29 June 2023

Aggregate number of ordinary shares purchased:	30,574

Lowest price paid per share:	£ 53.6200

Highest price paid per share:	£ 54.0200

Average price paid per share:	£ 53.7999

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 170,307,776 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4601E_1-2023-6-29.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 30,574 (ISIN: GB00BHJYC057)

Date of purchases: 29 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	30,574
Highest price paid (per ordinary share)	£ 54.0200
Lowest price paid (per ordinary share)	£ 53.6200
Volume weighted average price paid(per ordinary share)	£ 53.7999

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	30 June 2023